Exhibit 99.1

Hi everyone,

My name is Grace Harlow and I am an Appraiser here at Masterworks.

I am pleased to announce our latest offering – a painting by the contemporary female artist, Laura Owens. The Los Angeles-based artist has been the subject of multiple mid-career surveys and is the youngest person ever to receive a retrospective at the Museum of Contemporary Art in Los Angeles.

To provide investment quality offerings by the artist, our acquisitions team has reviewed 35 examples of Owens’ work from around the world, many of which are priced in excess of

$1 million. Of these examples, this is the first we have selected to be offered on the Masterworks platform.

The latest offering is an untitled work by the artist executed in 2016. The Painting borrows imagery from a variety of source materials, including coloring books, newspapers and photographs. As a result, the playful work recalls Pop Art’s embrace of popular culture, while the expressive, impastoed brushstrokes reference the painterly drips of Abstract Expressionism.

The Painting was exhibited at the Geffen Contemporary, a branch of the Museum of Contemporary Art in Los Angeles, as part of a 2017 to 2019 retrospective of Owens’ work, organized by the Whitney Museum of American Art in New York.

Following Owen’s 2017 Whitney retrospective, public auction prices for the artist’s work have continued to increase, with three of her top five auction records set since 2021.

As of November 2022, large-scale examples similar to the Painting have achieved prices in excess of $1 million at auction. These include “Untitled” (2012), which sold for $1.7 million at Sotheby’s, New York in November of 2017, “Untitled” (2016), which sold for $1.6 million at Sotheby’s, New York in November of 2021, and “Untitled” (2019), though smaller than the Painting, sold for $1.1 million at Sotheby’s, New York in May of 2019.

Between 2014 and November of 2021, auction sales of similar works to our offering have increased at an estimated annualized appreciation rate of 16.6%.